Exhibit 3.4

On May 10, 2006, the Bylaws of SunCom Wireless, Inc. (the “Bylaws”) were amended as follows:

Article II, Section 2.2 of the Bylaws was amended and restated in its entirety to read as follows:

“2.2 Number and Term of Office. The number of Directors of the Corporation shall be seven (7). Each Director (whenever elected) shall hold office until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.”

Article IV, Section 4.12 of the Bylaws was amended and restated in its entirety to read as follows:

“4.12 Additional Officers. The Board of Directors may appoint such other officers, including interim officers, and agents as it may deem appropriate, and such other officers and agents shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board of Directors. The Board of Directors from time to time may delegate to any officer, interim officer or agent the power to appoint subordinate officers, interim officers, or agents and to prescribe their respective rights, terms of office, authorities and duties. Any such officer, interim officer or agent may remove any such subordinate officer or agent appointed by him, with or without cause.”

The Bylaws were further amended to replace all references to “Triton PCS, Inc.”, the former corporate name of SunCom Wireless, Inc., appearing in the Bylaws with “SunCom Wireless, Inc.”